[redacted]

SECl 08033131 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 28 2008

Washington, DC 110

SEC FILE NUMBER
8- 67710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRISTONE CAPITAL CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SUITE 1600, 1225 - 17TH STREET

(No. and Street)

DENVER	COLORADO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL KEHLER 403-303-8653

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

2700, 205-5TH AVENUE S.W.	CALGARY	ALBERTA	T2P 4B9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 10 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL KEHLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRISTONE CAPITAL CO., as of SEPTEMBER 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

SWORN BEFORE ME AT CALGARY IN THE PROVINCE OF ALBERTA THIS 27TH OF NOVEMBER 2008.

Colena Der
Student-at-Law
A Commissioner for Oaths
In and for the Province of Alberta.
My Commission expires at the Pleasure of the Lieutenant Governor.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Financial Position
(Expressed in U.S. dollars)

TRISTONE CAPITAL CO.

(A wholly owned subsidiary of Tristone Capital Advisors Inc.)

September 30, 2008

KPMG

KPMG LLP
Chartered Accountants
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Tristone Capital Co.

We have audited the accompanying statement of financial condition of Tristone Capital Co. as of September 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tristone Capital Co. as of September 30, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
November 26, 2008

TRISTONE CAPITAL CO.

(A wholly owned subsidiary of Tristone Capital Advisors Inc.)

Statement of Financial Condition

September 30, 2008
(Expressed in U.S. dollars)

	2008
Assets	
Cash and cash equivalents	$ 5,280,882
Restricted cash (note 2)	100,000
Receivable from broker dealers and clearing organizations (note 4)	454,177
Trade accounts receivable	373,081
Prepaid expenses	93,487
Fixed assets (note 5)	446,505
	$ 6,748,132
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 2,200,918
Deferred lease inducement (note 8)	155,027
Due to sister companies (note 3)	128,545
Income taxes payable	81,585
Due to parent company	5,355
	2,571,430
Stockholder's equity:	
Common stock:	
Authorized:	
100,000 common shares, $0.01 par value	
Issued and outstanding:	
23,064 common shares	231
Additional paid in capital	5,765,769
Deficit	(1,589,298)
	4,176,702
Commitments (note 9)	
	$ 6,748,132

See accompanying notes to statement of financial condition.

Tristone Capital Co. (the "Company or TCCo") was incorporated May 3, 2007 in the state of Delaware, U.S. On January 30, 2008 the Company was approved by the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer in the United States. The Company is a wholly owned subsidiary of Tristone Capital Holdings (US) Inc. (the "Parent"), a Delaware corporation, and is indirectly owned by Tristone Capital Global Inc. The shareholders of Tristone Capital Global Inc. are employees and Directors of the Company and its affiliates.

The Company is engaged in capital markets and investment banking activities from its Denver and Houston offices. These activities were carried on in Tristone Capital (USA) Inc. ("TCUSA"), until the Company commenced trading on March 10, 2008. The employees and net assets of TCUSA's U.S. based activity were transferred to the Company over March and April 2008. The Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(i).

1. Significant accounting policies:

These statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies are as follows:

(a) Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with original maturities of three months or less as cash and cash equivalents.

(b) Securities transactions:

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade basis.

(c) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

1. Significant accounting policies (continued):

(d) Use of estimates:

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(e) Fair value of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature. Financial instruments on the Company's statement of financial condition at year-end include cash and cash equivalents, restricted cash, receivable from broker dealers and clearing organizations, trade accounts receivable, accounts payable and accrued liabilities, amounts due to sister companies, and amounts due to parent company.

(f) Fixed assets:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided at various rates designed to amortize the assets over their estimated useful lives. The depreciation rates are as follows:

Assets	Methods	Rate
Computer hardware	declining balance method	30%
Computer software	declining balance method	30%
Furniture and fixtures	declining balance method	30%
Leasehold improvements	straight line	term of lease

(Expressed in U.S. dollars)

2. Restricted cash:

Pershing LLC, the clearing broker, performs certain clearing activities for the Company, pursuant to a Fully Disclosed Clearing Agreement. The Agreement was assigned by a sister company, TCUSA, to the Company February 8, 2008. As at September 30, 2008, the Company held a deposit of $100,000 with Pershing LLC as required by the agreement. Fees are paid to Pershing LLC based on trading activity subject to a minimum monthly charge of $25,000 per quarter.

3. Related party transactions:

Under Office and Administrative Services agreements, Tristone Capital Inc. ("TCI") and Tristone Capital, LLC ("TCLLC"), companies under common control, provide the Company with various administrative services including assistance with day to day operations and compliance activities, provision of office space, equipment and supplies, and recordkeeping functions. For administrative services and overhead expenses relating to the year ended September 30, 2008, the Company was charged $48,537 by TCI, and $113,118 by TCLLC.

The Company shares or applies resources and efforts on joint projects with TCLLC and TCI. TCLLC acts in a consulting capacity to TCCo and is paid a consulting fee. During the year, $9,710,336 consulting fees were paid to TCLLC by TCCo. TCCo executes U.S. trades on behalf of TCI. The resulting commission earned on these trades is allocated to TCI directly. TCCo and TCI split investment banking revenue based on relative effort and client relationship. The amount payable to TCI at September 30, 2008 for administrative services, and shared revenue amounts is $21,731. The amount payable to TCLLC at September 30, 2008 for administrative services, overhead, and consulting fees is $56,890.

On March 10, 2008, TCUSA transferred U.S. equity trading and investment banking operations to TCCo. Existing investment banking contracts were completed within, billed and collected by TCUSA, and any investment banking contracts entered into after March 10, 2008 were executed by TCCo. On March 10, 2008, the USD $100,000 deposit with Pershing was transferred from TCUSA to TCCo. On March 31, 2008, $144,232 prepaid assets were transferred to TCCo at carrying value, which approximated fair value. TCCo rented fixed assets from TCUSA from March 10, 2008 until April 25, 2008, at which time all fixed assets and deferred leasehold improvements, in the amounts of $486,389 and $166,499 respectively, were transferred from TCUSA to TCCo at their carrying values, which approximated fair value. All amounts owing by TCCo to TCUSA in exchange for the fair value of assets transferred were settled by way of cash transfer, and there are no amounts owing in this regard at September 30, 2008. March 2008 U.S.-based expenses were allocated 25% to TCUSA and 75% to TCCo. At September 30, 2008, TCCo owed TCUSA $23,821 for revenue allocations with TCUSA.

(Expressed in U.S. dollars)

3. Related party transactions (continued):

Pursuant to an intercompany agreement with Tristone Capital Limited ("TCL"), a sister company incorporated under the laws of the United Kingdom, TCCo executes trades in U.S. securities on behalf of TCL, and TCL may execute trades in U.K. securities on behalf of TCCo. At September 30, 2008, TCCo owes TCL $26,102 commission for trades referred to TCCo by TCL.

Finally, pursuant to an intercompany agreement, TCCo rents certain fixed assets from Tristone Capital Advisors, Inc. ("TCAI"), an indirect parent company. At September 30, 2008 TCCo owes TCAI $5,355 in this regard.

4. Receivable from broker dealers and clearing organizations:

Amounts receivable from broker dealers and clearing organizations as of September 30, 2008, consist of amounts owing from Pershing, LLC, including commission revenue earned during the month, net of trading related costs.

5. Fixed assets:

			2008
	Cost	Accumulated depreciation	Net book value
Computer hardware	$ 153,031	$ 50,590	$ 102,441
Computer software	31,918	10,757	21,161
Furniture and fixtures	200,435	60,130	140,305
Leasehold improvements	219,117	36,519	182,598
Reorganization Assets	1,500	1,500	-
	$ 606,001	$ 159,496	$ 446,505

(Expressed in U.S. dollars)

6. Clearing agreement:

Pursuant to a fully disclosed clearing agreement between the Company and Pershing LLC, all U.S.-based securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Pershing LLC. As noted above, this agreement was assigned to TCCo by an affiliate on February 8, 2008, however, the Company did not start trading under the agreement until March 10, 2008. The Company is not responsible for compliance with Section 40 of Regulation T of the Board of Governors of the Federal Reserve System, as all customer accounts, as defined by such rules, are carried by Service Agent or Pershing LLC. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts (see note 7).

7. Regulatory net capital requirement and other regulatory requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At September 30, 2008, the Company had net capital of $3,214,302, which was $2,892,874 in excess of its required net capital of $321,428. The Company's ratio of aggregate indebtedness to net capital was 0.80 to 1.

8. Deferred leasehold inducements:

	2008
Deferred lease inducement	$ 186,032
Less: accumulated amortization	31,005
	$ 155,027

(Expressed in U.S. dollars)

9. Commitments:

Leases:

The Company has contractual obligations under an operating lease for office space as follows:

2009	$ 612,580
2010	424,970
2011	237,360
2012	240,693
2013	244,027
Thereafter	184,895

END